EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on December 27, 2024 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection as an update to our disclosure dated November 12, 2024 regarding the early retirement of Mr. Luis S. Reñon as Senior Vice President/Internal Audit Head of the Company effective November 16, 2024. Mr. Reñon will remain with the Company as Senior Advisor to the Chairman and perform such functions to be assigned by the Chairman.	4

December 27, 2024

The Philippine Stock Exchange, Inc. 6/F Philippine Stock Exchange Tower 28th Street corner 5th Avenue Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission 7907 Makati Avenue, Salcedo Village, Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

Further to the disclosure submitted by PLDT Inc. (the “Company”) on November 12, 2024 regarding the early retirement of Mr. Luis S. Reñon as Senior Vice President/Internal Audit Head of the Company effective November 16, 2024, we wish to disclose that Mr. Reñon will remain with the Company as Senior Advisor to the Chairman and perform such functions to be assigned by the Chairman.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez Assistant Corporate Secretary PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,350 As of November 30, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.1

1.
December 27, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5.
Philippines 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.
Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8.
(632) 8250-0254

Issuer's telephone number, including area code

9.
Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.
Item 4 (Resignation, Removal or Election of Directors or Officers)

Further to the disclosure submitted by PLDT Inc. (the “Company”) on November 12, 2024 regarding the early retirement of Mr. Luis S. Reñon as Senior Vice President/Internal Audit Head of the Company effective November 16, 2024, we wish to disclose that Mr. Reñon will remain with the Company as Senior Advisor to the Chairman and perform such functions to be assigned by the Chairman.

Pursuant to the requirements of the Securities and Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

December 27, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc. By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : December 27, 2024